Exhibit 2.2
PURCHASE AGREEMENT
By and Between
Powell PowerComm KO Inc.
as Buyer
and
PowerComm Inc.
as Seller
Dated: October 21, 2009

Table of Contents

		Tab
ARTICLE 1	SALE AND PURCHASE	1
1.1	Sale and Purchase of Assets	1
1.2	Purchase Price; Right of Offset	2
1.3	RESERVED	2
1.4	Closing	2
1.5	Payment or Assumption of Liabilities	2
1.6	Allocation of Purchase Price	2
1.7	Public Announcements	3

ARTICLE 2	REPRESENTATIONS AND WARRANTIES OF SELLER	3
2.1	Organization and Good Standing	3
2.2	Capitalization	3
2.3	Subsidiaries and Other Ownership Interests	4
2.4	Authority of Seller	4
2.5	No Conflicts	4
2.6	Consents and Approvals	4
2.7	Title to Properties; Condition	5
2.8	Financial Statements	6
2.9	Customary Business Practice	6
2.10	Absence of Certain Changes or Events	7
2.11	Absence of Defaults	9
2.12	Compliance with Laws	9
2.13	Tax Returns and Reports	9
2.14	Litigation	10
2.15	Customers and Suppliers	11
2.16	Accounts Receivable and Accounts Payable	11
2.17	Inventories	12
2.18	RESERVED	12
2.19	Contracts and Commitments	12
2.20	Patents, Trademarks and Copyrights	13
2.21	Insurance	14
2.22	Employees	14
2.23	Labor Matters	15
2.24	Regulatory Filings	16
2.25	Environmental and Health and Safety Matters	16
2.26	Brokers/Advisors	18
2.27	Related Party Transactions	18
2.28	RESERVED	19
2.29	Disclosure	19

ARTICLE 3	REPRESENTATIONS AND WARRANTIES OF BUYER	19
3.1	Organization and Good Standing	19
3.2	Authority of Buyer	19
3.3	No Conflicts	20
3.4	Consents and Approvals	20
3.5	Brokers	20
3.6	Litigation	20
3.7	GST Registration	21

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ARTICLE 4	ACTIONS BY SELLER PENDING CLOSING	21
4.1	Conduct of Business	21
4.2	Continued Administration	21
4.3	Records	21
4.4	Maintenance of Insurance	21
4.5	Reports	22
4.6	Additional Disclosure	22
4.7	Taxes	22

ARTICLE 5	COVENANTS OF SELLER	22
5.1	Approvals	22
5.2	Compliance with Legal Requirements	22
5.3	Books and Records	23
5.4	Investigation by Parent and Buyer	23
5.5	Certain Acts or Omissions	23
5.6	RESERVED	23
5.7	Confidentiality	23
5.8	RESERVED	24
5.9	Required Financial Statements	24
5.10	Payments Received Post-Closing	24
5.11	Contracts; Liabilities	24
5.12	No Solicitation	24
5.13	RESERVED	24
5.14	Standstill Agreement	24
5.15	Sales Taxes	25
5.16	GST Election	25
5.17	Election in Respect of Accounts Receivable	25
5.18	Anti-Corruption Compliance Policy	25

ARTICLE 6	COVENANTS OF BUYER	25
6.1	Approvals	25
6.2	Compliance with Legal Requirements	25
6.3	Certain Acts or Omissions	26

ARTICLE 7	CONDITIONS TO OBLIGATIONS OF BUYER	26
7.1	Representations and Warranties	26
7.2	Compliance with Agreement	26
7.3	Certificates of Seller	26
7.4	No Action or Proceeding	26
7.5	Consents, Authorizations, Etc.	26
7.6	Corporate Action by Seller	27
7.7	RESERVED	27
7.8	RESERVED	27
7.9	RESERVED	27

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7.10	Side Letters	27
7.11	Tail Insurance Policy	27
7.12	Opinion of Counsel	28
7.13	Instruments of Conveyance	28
7.14	No Adverse Change	28
7.15	Creditor Releases	28
7.16	Physical Possession and Control	28
7.17	RESERVED	28
7.18	Delivery of Other Documents and Instruments	28
7.19	Definitive Agreements	29

ARTICLE 8	CONDITIONS TO OBLIGATIONS OF SELLER	29
8.1	Representations and Warranties	29
8.2	Compliance with Agreement	29
8.3	Certificate of Officer	29
8.4	No Action or Proceeding	29
8.5	Consents, Authorizations, Etc.	29
8.6	Corporate Actions	30
8.7	Delivery of Purchase Price Payment	30
8.8	Opinion of Counsel	30
8.9	RESERVED	30
8.10	Delivery of Other Documents and Instruments	30
8.11	Definitive Agreements	30

ARTICLE 9	GUARANTEE BY PARENT	30
9.1	Representations and Warranties of Parent	30
9.2	Guarantee	31

ARTICLE 10	SURVIVAL OF REPRESENTATIONS AND WARRANTIES	31

ARTICLE 11	INDEMNIFICATION	31
11.1	Indemnification under APA	31

ARTICLE 12	TERMINATION	32
12.1	Termination	32

ARTICLE 13	NOTICES	33

ARTICLE 14	MISCELLANEOUS	34
14.1	Incorporation of Schedules and Appendices; Entire Agreement	34
14.2	Waiver	34
14.3	Amendment	34
14.4	Counterparts	34
14.5	Headings	34
14.6	Governing Law; Jurisdiction	34
14.7	Injunctive Relief	35
14.8	Risk of Loss	35

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14.9	Binding Effect	35
14.10	Expenses	35
14.11	Further Assurances	36
14.12	No Third Party Beneficiary	36
14.13	Knowledge of Seller	36
14.14	Internal Reorganization	36

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Schedules to be Included in the Disclosure Schedule

Schedule 1.1A	Permitted Liens
Schedule 1.1B	Assets
Schedule 1.6	Purchase Price Allocation Methodology
Schedule 2.2	Capitalization
Schedule 2.3	Subsidiaries; Other Ownership Interests
Schedule 2.6	Consents
Schedule 2.7	Material Agreements
Schedule 2.10	Absence of Certain Changes and Events
Schedule 2.11	Absence of Defaults
Schedule 2.14	Warranties
Schedule 2.15	Customers and Suppliers
Schedule 2.16A	Accounts Receivable
Schedule 2.16B	Accounts Payable
Schedule 2.18	Employee Benefit Plans
Schedule 2.19	Contracts and Commitments
Schedule 2.20	Intellectual Property
Schedule 2.21A	Insurance Policies
Schedule 2.21B	Insurance Claims
Schedule 2.22	Employment Agreements
Schedule 2.27	Transactions with Affiliates
Schedule 8.5	Required Consents and Authorizations
Exhibits

Exhibit A	Anti-Corruption Compliance Policy
Exhibit B	Amendment Agreement to the Foundation Agreement
Exhibit C	Consent, Acknowledgment and Confirmation Agreement

PURCHASE AGREEMENT
     THIS PURCHASE AGREEMENT, dated as of October 21, 2009 (together with the appendices and schedules attached hereto, the “Agreement”) is by and between Powell PowerComm KO Inc., a Canadian corporation (“Buyer”) and PowerComm Inc., an Alberta corporation (the “Seller”).
WITNESSETH:
     WHEREAS, Powell Industries, Inc., a Delaware corporation (“Parent”) and Seller have executed and delivered a letter of intent (the “Letter”) effective June 18, 2009, pursuant to which such parties intend that Powell or one of its Affiliates (as defined below) purchase the business and assets of Seller, as more specifically set forth in Section 1.1 below;
     WHEREAS, the Letter contemplates the negotiation and execution of three legally binding, written definitive purchase agreements (the “Definitive Agreements”) setting forth the terms and conditions of the sale described in the Letter;
     WHEREAS, Parent, Buyer and Seller intend that this Agreement constitute one of the Definitive Agreements; and
     WHEREAS, Seller desires to sell to Buyer, and Buyer desires that Buyer purchase from Seller, the business and assets of Seller for the purchase price and upon and subject to the terms and conditions set forth herein.
     NOW, THEREFORE, in consideration of the mutual premises, covenants and agreements set forth herein and in reliance upon the representations and warranties contained herein, the parties hereto covenant and agree as follows:
ARTICLE 1
SALE AND PURCHASE
     1.1 Sale and Purchase of Assets. On the terms and subject to the conditions contained in this Agreement, Seller shall sell, transfer, convey, assign and deliver to Buyer, at the Closing (as hereinafter defined) on the Closing Date (as hereinafter defined), and Buyer shall purchase from Seller, free and clear of all liens, encumbrances, mortgages, pledges, charges, options, rights, security interests, agreements, or claims of any nature whatsoever, recorded or unrecorded, registered or unregistered (individually a “Lien” and collectively the “Liens”) except as set forth on Schedule 1.1A (the “Permitted Liens”), all of Seller’s right, title and interest in and to those assets and equity interests set forth on Schedule 1.1B of the Disclosure Schedule (the “Assets”) of even date herewith (all subsequent references herein to any schedule are to the applicable schedule included in the Disclosure Schedule) attached hereto (the business of owning or managing Seller’s interests in PCKO (as defined below) and the business conducted by PCKO shall be hereafter referred to as the “Business”).

     1.2 Purchase Price; Right of Offset.
     (a) Purchase Price. In consideration for the sale and assignment by Seller to Buyer of the Business and the Assets, the Buyer agrees to pay a purchase price of (the “Purchase Price Payment”) of TWO MILLION FIVE HUNDRED THOUSAND CANADIAN DOLLARS (CDN$2,500,000.00). The Purchase Price Payment shall be payable to Seller in cash.
     (b) Right of Offset. Buyer shall have the right to offset any claims made under this Agreement against any escrow funds or any right of payment that Seller may have under any of the other Definitive Agreements.
     (c) No Other Payments. No other consideration, in cash or otherwise, shall be paid or payable to Seller in connection with the transactions contemplated in this Agreement.
     1.3 RESERVED.
     1.4 Closing. Subject to the terms and conditions hereof, the consummation of the sale and purchase of the Business and the Assets provided for herein (the “Closing”) shall take place concurrently with the closings contemplated by the other Definitive Agreements (the “Closing Date”) at the offices of Winstead PC, in Houston, Texas, at 9:00 a.m. local time, or at such other place or time upon which Buyer and Seller may mutually agree in writing. At the option of the parties to this Agreement, documents to be delivered at the Closing may be delivered to the place of Closing by facsimile transmission or by Personal Document Format (“PDF”) on the Closing Date, and the original documents shall be delivered to the place of Closing on the first business day following the Closing Date. At the Closing, Buyer shall pay the Purchase Price Payment to Seller by wire transfer in immediately available Canadian funds to one or more accounts specified by Seller in a notice of wire instructions provided to Buyer within a reasonable time before the Closing Date. Buyer and Seller shall further deliver or cause to be delivered such other documents, certificates and opinions required to be delivered by such party pursuant to Articles 7 and 8 hereof, and shall provide proof or indication of the satisfaction or waiver of each of the conditions set forth in Articles 7 and 8 hereof to the extent such party is required to satisfy or obtain a waiver of such condition.
     1.5 Payment or Assumption of Liabilities. Buyer is not assuming any liabilities of Seller under this Agreement except to the extent that Seller is assuming the obligations of any agreement that is part of the Assets. Buyer shall not assume nor agree to pay, perform or discharge any debts, obligations or liabilities of Seller of any kind or nature, whether or not such debts, liabilities or obligations related to or arose out of the conduct of the Business or the operation of the Assets, whether accrued, absolute, contingent or otherwise, whether due, to become due or otherwise, whether known or unknown, which liabilities and obligations, if ever in existence, shall continue to be liabilities and obligations of Seller (the “Excluded Liabilities”).
     1.6 Allocation of Purchase Price. Buyer shall prepare and provide to Seller such commercially reasonable allocations of the Purchase Price to the Assets as may be necessary for

Canadian, provincial, U.S. federal and state income tax reporting purposes; provided that, the Purchase Price will be allocated among the Assets in accordance with the methodology set forth in Schedule 1.6. The parties to this Agreement shall not take any position or action inconsistent with such allocation.
     1.7 Public Announcements. Before making any public announcements with respect to this Agreement or the transactions contemplated hereby, Seller and Parent shall each consult with the other parties hereto and use good faith efforts to agree upon the text of a joint announcement to be made by Seller and Parent or use good faith efforts to obtain such other party’s approval of the text of any public announcement to be made on behalf of any one party. Notwithstanding the prior sentence, following such good faith efforts, Parent shall be entitled to make such public announcement by press release and/or filing of Form 8-K or other filings under the U.S. Securities Exchange Act of 1934, as amended, as it may, with advice of legal counsel, deem necessary or appropriate to comply with laws or Nasdaq requirements, and Seller shall be entitled to make such public announcement by press release and/or filing under Canadian Securities Laws (as defined in Section 2.8 below) as it may, with advice of legal counsel, deem necessary or appropriate to comply with applicable Canadian Securities Laws. Subject to this Section 1.7 and except as otherwise agreed in writing by Buyer and Seller or required by law or by Nasdaq or TSX requirements, as applicable, each such party shall maintain as confidential the terms and conditions of this Agreement and the transactions contemplated hereby.
ARTICLE 2
REPRESENTATIONS AND WARRANTIES
OF SELLER
     Seller hereby represents and warrants to Buyer that:
     2.1 Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the Province of Alberta, Canada. PowerComm KO LLP (“PCKO”) is a limited liability partnership duly organized, validly existing under the laws of Kazakhstan. Each of Seller and PCKO has all requisite corporate or partnership power and authority to own, hold, use and lease their properties and assets and to conduct their respective business as it is now being conducted. Each of Seller and PCKO is duly qualified as a foreign corporation or partnership and is in good standing, where applicable, in all jurisdictions in which the character of the properties and assets now owned or leased by it or the nature of the business now conducted by it requires it to be so qualified. Seller has delivered to Buyer true, complete and correct copies of its and PCKO’s organizational documents, as amended to the date of this Agreement. Seller is a resident of Canada for the purposes of the Income Tax Act (Canada).
     2.2 Capitalization. Schedule 2.2 sets forth the capitalization of each of Seller and PCKO, including all outstanding shares of the share or partnership charter capital and all options, warrants, calls, commitments or other agreements with respect to each’s share or partnership charter capital, where applicable. Other than as set forth on Schedule 2.2, there is no existing option, warrant, call, commitment or other agreement with respect to the share or partnership charter capital of Seller or PCKO, where applicable.

     2.3 Subsidiaries and Other Ownership Interests. Seller owns or controls, directly or indirectly, fifty percent (50%) of the partnership interests in the charter capital of PCKO. The subsidiaries and joint ventures set forth on Schedule 2.3 (collectively with PCKO, the “Subsidiaries” and each a “Subsidiary”) are the only entities in which PCKO owns an equity interest. Each of the Subsidiaries has all requisite corporate or partnership power and authority to own, hold use and lease its properties and assets and to conduct its business as it is now being conducted. Other than as set forth on Schedule 2.3, there is no (a) existing option, warrant, call, commitment or other agreement with respect to the capital stock or the partnership interests, as the case may be, of any of the Subsidiaries, or (b) shareholder agreement, pooling agreement or voting trust or other similar agreement with respect to the ownership of voting of any of the issued and outstanding equity capital of PCKO.
     2.4 Authority of Seller. Seller has all requisite corporate power and authority to enter into, execute and deliver this Agreement and the documents contemplated hereby to be executed by Seller and to perform the obligations to be performed by Seller hereunder and thereunder, respectively. The execution, delivery and compliance by Seller with the terms of this Agreement and the documents contemplated hereby to be executed by Seller, and the consummation by Seller of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action by Seller, subject to passage of the Special Resolution (as defined below) by Seller’s shareholders. This Agreement has been duly executed and delivered by Seller, and this Agreement constitutes, and the documents contemplated hereby to be executed by Seller, upon their execution and delivery as herein provided, will constitute, the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity). “Special Resolution” means the special resolution of Seller’s shareholders wherein at least 66 2/3% of the votes present in person or by proxy, at the special meeting of shareholders being held to approve such Special Resolution, approve the transaction to which this Agreement and the other Definitive Agreements relate.
     2.5 No Conflicts. The execution and delivery of this Agreement and the documents contemplated hereby to be executed by Seller, do not, and compliance by Seller with the terms hereof and thereof and consummation by Seller of the transactions contemplated hereby and thereby will not, except as set forth in Schedule 2.6, (a) violate or conflict with any existing term or provision of any law, statute, ordinance, rule, regulation, order, writ, judgment, injunction or decree applicable to Seller or PCKO; (b) conflict with or result in a breach of or default under any of the terms, conditions or provisions of any of Seller’s or PCKO’s organizational documents or any agreement or instrument to which Seller or PCKO is a party or otherwise subject, or by which Seller, PCKO, the Business or any of the Assets may be bound; (c) result in the creation or imposition of any Lien upon the Business or any of the Assets; or (d) give to others any right of termination, cancellation, acceleration or modification in or with respect to any agreement or instrument to which Seller or PCKO is a party or otherwise subject, or by which Seller, PCKO, the Business or the Assets may be bound or subject.
     2.6 Consents and Approvals. Except as set forth on Schedule 2.6 and subject to passage of the Special Resolution by Seller’s shareholders at the Special Meeting, the execution and delivery by Seller of this Agreement and the documents contemplated hereby to be executed by Seller, compliance by Seller with the terms hereof and thereof and consummation by Seller of the transactions contemplated hereby and thereby do not require Seller or PCKO to obtain any consent, approval or action of, make any filings with or give any notice to any corporation, person, firm or other entity, or any public, governmental or judicial authority, other than any approvals or consents required under Kazakhstan antimonopoly legislation, if applicable.
     2.7 Title to Properties; Condition. Seller has, and upon the sale, assignment, transfer and conveyance of the Assets to Buyer there will be vested in Buyer, good and marketable title to the Assets, free and clear of any Liens other than Permitted Liens. The Assets, the assets of PCKO and any other assets that are required to be conveyed to or used by Buyer as part of the Business, whether currently owned by Seller, PCKO or related party (collectively, the “Combined Assets”) have been installed, operated and maintained in accordance with accepted industry practice, are free from known defects or defects of workmanship or materials, are suitable for the purposes for which they have been and are being employed in the operation of the Business and are in good operating condition and repair, reasonable wear and tear excepted. Schedule 2.7 includes a list of all leases, operating agreements, maintenance agreements, management agreements, mortgages and other contracts, documents or agreements applicable to the Assets, the assets of PCKO and the Business, and copies of each such document have been provided to Buyer. There are no actual, Pending (as defined below) or, to the knowledge of Seller, Threatened (as defined below) claims against the Combined Assets that could give rise to a Lien, or acts or incidents which could give rise to any such claims, relating to or arising out of the Combined Assets or the operation of the Business. The Assets and the assets of PCKO constitute all assets, properties and rights necessary, used or useful in or to the Business as presently operated by Seller and PCKO and are owned or leased (as set forth in Schedule 2.7) by Seller or PCKO and not by any Affiliate of any Seller or Subsidiary or other party. As to each contract that constitutes part of the Combined Assets, such contract is in full force and effect, no notice of cancellation or termination or default has been received by Seller or PCKO and no event or condition has occurred or exists which, with notice or lapse of time or both, would constitute a default thereunder. The transfer contemplated hereby will not affect the validity or enforceability of such contracts. As to each lease or license the leasehold or licensee’s interest in which constitutes part of the Combined Assets, such lease or license is in full force and effect, no notice of cancellation or termination under any option or right reserved to the lessor or licensor under such lease or license or notice of default has been received by Seller or PCKO and no event or condition has occurred or exists which, with notice or lapse of time or both, would constitute a default thereunder. Neither Seller nor PCKO has assigned its interest under any such lease or license or subleased the premises demised thereby or sublicensed the right or license granted thereby. Except as set forth on Schedule 2.7, Seller or PCKO has the right to transfer all of its right, title and interest in the leases and licenses included in the Assets and the assets of PCKO without any consent, and the transfer contemplated hereby will not affect their validity or enforceability. The Facilities (as hereinafter defined) have free and uninterrupted access to and from a dedicated public right-of-way through valid and subsisting easements, and such access is adequate for the use being made of the parcel being accessed as the Business is presently conducted. There are no imperfections of title, Liens, security interest, claims or other charges or encumbrances affecting the real property covered by any lease to be assigned to Buyer pursuant to this Agreement. “Pending” shall mean that the described action has commenced and is active as of the relevant date. “Threatened” shall mean that a relevant third party to the described action has indicated a desire or interest in seeking to commence the described action or actions have been taken by such third party to indicate such desire or interest.
     2.8 Financial Statements. Seller has previously delivered to Parent and Buyer true and complete copies of the audited balance sheets as of March 31, 2007, 2008 and 2009 and the audited statements of income and cash flows for the years ended March 31, 2007, 2008 and 2009, including the notes relating thereto reflecting the financial position, results of operations and cash flows of PCKO (collectively the “Audited Financial Statements”). Seller has previously delivered to Parent and Buyer true and complete copies of the unaudited balance sheets of PCKO as of September 30, 2009 and the unaudited statements of income and cash flows of PCKO for the period from April 1, 2009 through September 30, 2009, including the notes relating thereto reflecting the financial position, results of operations and cash flows of PCKO (collectively the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements and all detailed schedules provided with respect thereto, including without limitation schedules with respect to accounts payable, accounts receivable, accrued liabilities, inventory, fixed assets, prepaid expenses and other assets and liabilities, are true and correct in all material respects and, taken as a whole, fairly present, in accordance with Canadian GAAP consistently applied, the consolidated financial position of PCKO as of the dates indicated and the consolidated results of operations and cash flows of PCKO for the periods then ended. There are no liabilities, contingent or definite, and no assets of PCKO that are not accounted for in the Financial Statements and such detailed schedules, except assets acquired and liabilities incurred after March 31, 2009 in the ordinary course of business and consistent with past practice and liabilities of a nature not required under Canadian GAAP to be accounted for in financial statements. Since March 31, 2009, no event, condition or circumstance has occurred, arisen or existed that requires or required, as the case may be, PCKO to (i) eliminate profits previously recognized for accounting purposes by PCKO or (ii) adjust downward the future profits to be recognized for accounting purposes by PCKO, with respect to any contract which has a fixed revenue component, in either case in order to comply with Canadian GAAP (including the percentage-of-completion method of accounting) and involving an amount exceeding CDN$25,000 in the aggregate.
     2.9 Customary Business Practice. Neither Seller nor PCKO nor any officer or director of Seller or PCKO acting on behalf of Seller or PCKO or, to Seller’s knowledge, any employee or agent of Seller or PCKO acting on behalf of Seller or PCKO has made or authorized the making of, directly or indirectly, any offer, payment or promise to pay any money or give anything of value to (a) any official or employee of a Governmental Body, (b) any political party or official thereof or any candidate for political office or (c) except entertainment usual or customary in the industry and gifts of nominal value, any customer, supplier, or competitor of Seller or PCKO, or any employee, officer or director thereof in order to assist such company in obtaining or retaining business for or with, or directing business to, any person, nor engaged in any other practice (including without limitation violation of any antitrust law or law regulating minority business enterprises), which would be likely to subject the Business to any damage or penalty in any civil, criminal or governmental litigation or proceeding or which would be likely to be used as the basis for termination or modification of any material contract, license or other instrument related to the Business to which Seller or PCKO is a party. For purposes hereof, the term “Governmental Body” shall mean any court or any foreign or domestic federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality.
     2.10 Absence of Certain Changes or Events. Except as set forth on Schedule 2.10, there has not been, occurred or arisen any of the following as they relate to the Business, the Assets or the assets of PCKO since March 31, 2009:
     (a) any transaction by Seller or PCKO except in the ordinary course of business;
     (b) any capital expenditure by Seller or PCKO in excess of CDN$10,000;
     (c) any change in, or any event, condition or state of facts of any character peculiar to the Assets or the operation of the Business that individually or in the aggregate adversely affects the Business or the Assets by at least CDN$25,000, or that affects the validity or enforceability of this Agreement;
     (d) any destruction, damage, or loss suffered by the Business or with respect to any Asset (whether or not covered by insurance) in an amount of at least CDN$25,000;
     (e) any declaration, setting aside, or payment of a dividend or other distribution or commitment, obligation or other agreement made with any party with respect to the payment of any dividend or the making of any distribution in respect of any of the capital stock or partnership interests of Seller or PCKO, or any direct or indirect redemption, purchase, or other acquisition by Seller or PCKO of any of its capital stock or partnership interests;
     (f) any increase in the salary or other compensation, including without limitation all wages, salaries and benefits under Plans (as defined below) payable or to become payable by Seller or PCKO to any of its current or former (1) officers, (2) directors, or (3) employees with a base salary of greater than CDN$80,000, or the declaration, payment or commitment or obligation of any kind for the payment by Seller or PCKO of a bonus or increased or additional salary or compensation to any such person. For purposes of this Agreement, “Plans” shall mean any plan, contract, commitment, program, policy, pension plan, trust, arrangement or practice maintained or contributed to by Seller or PCKO providing employee or like benefits or rights to any employee, former employee, director, officer, consultant or agent of Seller or PCKO arising from events occurring at any time through and including the Closing Date, including: (i) any profit-sharing, deferred compensation, bonus, share option, share purchase, security appreciation, pension, retainer, consulting, retirement, severance, employment, welfare or incentive plan, overtime agreements, contract, agreement, commitment, program, policy, arrangement or practice, and (ii) any plan, contract, commitment, program, policy, arrangement or practice providing for “fringe benefits” or perquisites including benefits relating to automobiles, clubs, vacation, child care, parenting, sabbatical or sick leave and medical, dental, hospitalization, life insurance and other types of insurance, together with any and all amendments made thereto from time to time;

     (g) any sale, lease or other disposition of any Asset with a value in excess of CDN$5,000;
     (h) any mortgage, pledge, or other encumbrance of any Asset with a value in excess of CDN$25,000;
     (i) any forgiveness of any debt owed to Seller or PCKO;
     (j) any amendment or termination of any contract, agreement or license to which Seller or PCKO is a party or to which any of the Assets are subject, except in the ordinary course of business;
     (k) any breach of the terms of any contract or agreement that is material to the Business;
     (l) any commencement, notice of commencement or threat of commencement of any litigation or any governmental proceeding against or investigation of Seller or PCKO or the affairs of Seller or PCKO;
     (m) any issuance or sale by Seller or PCKO of Seller’s or PCKO’s capital stock or partnership interests of any class (other than pursuant to the exercise of stock options of Seller granted prior to March 31, 2009), or of any other of their securities or other ownership interest, or any commitment, obligation or agreement to do so;
     (n) any liabilities that have not been disclosed in the Financial Statements, other than those incurred in the ordinary course of business since March 31, 2009;
     (o) any waiver or release of any right or claim of Seller or PCKO;
     (p) any amendment to any Canadian, federal, provincial, municipal, local, foreign or other tax returns or reports that have been filed by Seller or PCKO in any jurisdiction;
     (q) any labor trouble or claim of wrongful discharge or other unlawful labor practice or action;
     (r) any transactions by Seller or PCKO with an Affiliate or related party. “Affiliate” means any individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind (each, a “Person”) that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with a Person and including, for Seller’s purposes, AWG.;
     (s) any change by Seller in accounting methods or principles applicable to the Business or the Assets that would be required to be disclosed under generally accepted accounting principles;

     (t) any borrowing of funds, agreement to borrow funds or guarantee by Seller or PCKO affecting or relating to the Business and/or the Assets, or any termination or amendment of any evidence of indebtedness, contract, agreement, deed, mortgage, lease, license or other instrument to which Seller or PCKO is bound or by which any of the Assets is bound or to which any of the Assets is subject other than in the ordinary course of business consistent with past practices;
     (u) any payment for executive or similar perquisites, such as automobile expenses, sports tickets or the payment of any expense reports of any employee of Seller or PCKO not accurately documented by legible and appropriate receipts; or any direct or indirect distribution of cash or other assets and benefits to any officer of Seller or PCKO except for normal payments of salary and other compensation benefits and reimbursement for business expenses in a manner consistent with the past practices of Seller or PCKO;
     (v) any acquisitions of any assets with a value in excess of CDN$25,000 by Seller or PCKO without the prior written approval of Buyer;
     (w) any entry into any commitment of any kind, or the occurrence of any event giving rise to any contingent liability not covered by the foregoing that would have an adverse effect on Seller or PCKO, the Assets or the Business in excess of CDN$25,000;
     (x) any discretionary contributions to any Plans; or
     (y) any contract, commitment or agreement to do any of the foregoing.
     2.11 Absence of Defaults. Except as set forth on Schedule 2.11, neither Seller nor PCKO is in default, and no event has occurred which with notice or lapse of time or both would constitute a default, in any way under any term or provision of any agreement or instrument to which Seller or any Subsidiary is a party or by which Seller or any Subsidiary is bound that relates to or would affect the Business or by or to which any of the Assets is bound or subject or that could adversely affect the ability of Seller to consummate the transactions contemplated hereby. Neither Seller nor PCKO has taken any action in violation of the Letter.
     2.12 Compliance with Laws. There has been no failure by Seller or any Subsidiary to comply with any Canadian, U.S. federal, Canadian provincial, U.S. state, local or any other applicable jurisdiction’s law, statute, ordinance, rule or regulation in any respect that could have an adverse effect on Buyer’s ability to conduct normal operations of the Business with the Assets after the Closing or on the ability of Seller to consummate the transactions contemplated hereby. Neither Seller nor PCKO, nor any officer, director, employee, advisor or agent of Seller or PCKO, has made any payment, directly or indirectly, on behalf of or to the benefit of a Seller or PCKO, in violation of the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the U.S. Foreign Corrupt Practices Act (“FCPA”). Neither Seller nor PCKO has engaged in any activity that would constitute a breach of any section of the Criminal Code (Canada) that prohibits the bribery of officials or agents.
     2.13 Tax Returns and Reports. Each of Seller and PCKO has duly and timely filed all Kazakhstan, Canadian, federal, provincial, municipal, U.S. federal, state, local and foreign Tax reports and Tax Returns (including pursuant to extensions) with the appropriate governmental agencies in all jurisdictions in which such Tax Returns and reports are required to be filed, all such Tax Returns and reports were materially correct as filed and each of Seller and PCKO has duly and timely paid all Taxes shown thereon or otherwise claimed to be due. Each of Seller and PCKO has duly withheld and, if payable, paid all Taxes which it is required to withhold from any payment, including, without limitation, payments of dividends to non-resident shareholders and payments relating to, compensation paid to employees of such Seller or Subsidiary employed by such Seller or Subsidiary in connection with the Business. Neither Seller nor PCKO has received any notice of assessment or proposed assessment by the Canada Revenue Agency (“CRA”), Internal Revenue Service (“IRS”), the Kazakhstan taxing authority or any other taxing authority in connection with any Tax Returns and there are no Pending Tax examinations of any Tax Returns of or Tax claims in respect of the Tax Returns asserted against Seller, PCKO or their properties. There has been no disregard of any applicable statute, regulation, rule or revenue ruling in the preparation of any Tax Return applicable to Seller or PCKO. There are no Tax Liens on any of the Assets except for Liens for current Taxes not yet due and payable. There is no basis for any additional assessment of any Taxes, penalties or interest with respect to Seller or PCKO. Neither Seller nor PCKO has waived any law or regulation fixing, or consented to the extension of, any period of time for assessment of any Taxes which waiver or consent is currently in effect. All sales Taxes applicable to sales made by Seller or PCKO have been properly collected and remitted to the appropriate authority in a timely manner. Seller is registered for purposes of the Goods and Services Tax under the Excise Tax Act (Canada). As used in this Agreement, “Tax” or “Taxes” means all income, gross receipts, sales, capital, transfer, use, employment, payroll (including, without limitation, employment insurance and Canada Pension Plan contributions), franchise, profits, ad valorem, property, excise, sales goods and services, harmonized sales or other taxes, fees, stamp taxes and duties, assessments or charges of any kind whatsoever (whether payable directly or by withholding), together with all interest and all penalties, additions to tax or additional amounts imposed by any taxing or other authority with respect thereto and “Tax Return” means all Tax returns and forms required to be filed or furnished with respect to the Assets or the Business.
     2.14 Litigation. (a) Except as set forth on Schedule 2.14, there are no actions, claims, suits, investigations, inquiries or proceedings Pending against Seller or PCKO or against any of the Assets or, to Seller’s knowledge, Threatened against Seller or PCKO or against any of the Assets, at law or in equity, in any court, or before or by any Canadian, U.S. federal, Canadian provincial, U.S. state, municipal or other governmental department, commission, board, bureau, agency or other instrumentality which could be expected to (i) affect the validity or enforceability of this Agreement or the documents contemplated hereby to be executed by Seller, (ii) restrict the continuing transaction of business with the customers of the Business, (iii) delay consummation of the transactions contemplated hereby or (iv) establish a Lien against any of the Assets; (b) neither Seller nor PCKO is in violation of any order, decree, judgment, award, determination, ruling or regulation of any court, governmental department, commission, board, bureau, agency or other instrumentality, the result of which violation individually or violations in the aggregate has had or could be expected to have an adverse effect on the Business or the Assets or could be expected to (i) affect the validity or enforceability of this Agreement or the documents contemplated to be executed by Seller, (ii) restrict the continuing transaction of business with the customers of the Business or the documents contemplated hereby to be executed by Seller, (iii) delay consummation of the transactions contemplated hereby; or

(iv) establish a Lien against any of the Assets; and (c) except as set forth on Schedule 2.14, neither Seller nor PCKO have given any warranties in connection with the sale of goods or services on or prior to the date hereof except for implied warranties by operation of law. Neither Seller nor PCKO has knowledge of any facts or the occurrence of any event forming the basis of any present claim against Seller or PCKO with respect to products manufactured, sold, maintained or installed by Seller or PCKO or any services performed by Seller or PCKO in respect thereof on or prior to the date hereof.
     2.15 Customers and Suppliers. Schedule 2.15 lists the names and addresses of the customers and suppliers of PCKO since March 31, 2007 for each such customer or supplier with an aggregate financial value for such period equal to or over CDN$100,000 to Seller’s knowledge. The relationships of Seller and PCKO, as applicable, with the customers and suppliers listed in Schedule 2.15 are satisfactory to Seller and PCKO, and neither Seller nor PCKO is aware of any significant unresolved disputes with any of such customers or suppliers. Except as set forth on Schedule 2.15 since March 31, 2008, no customer or supplier has modified or notified in writing Seller or PCKO or any of their representatives of its intent to not renew or to cancel, limit or modify its relationship with Seller or PCKO, as applicable, with respect to any relationship with an aggregate value of at least CDN$100,000. Neither Seller nor PCKO has shared or provided copies of their customer lists with, nor transferred any customer files of the Business to, any party at any time prior to the Closing and shall not transfer copies of any such lists or filed to any party after the Closing.
     2.16 Accounts Receivable and Accounts Payable.
     (a) Schedule 2.16A sets forth an accurate list of the accounts and notes receivable of PCKO outstanding as of September 30, 2009, including an accurate aging of all such accounts and notes receivable due in 30-day aging categories. Receivables from and advances to employees are as of such date separately identified on Schedule 2.16A. The accounts and notes receivable of PCKO reflected in the Financial Statements and all such accounts and notes receivable arising thereafter and on or before the Closing Date on Schedule 2.16A arose from bona fide transactions in the ordinary course of business. The trade and other accounts and notes receivable of PCKO which are classified as current assets on the Financial Statements and/or Schedule 2.16A are bona fide receivables, are stated in accordance with Canadian GAAP and are fully collectible after giving effect to any bad-debt reserves expressly set forth in the Financial Statements. No counterclaims or offsetting claims with respect to such accounts and notes receivables are Pending nor, to Seller’s knowledge, Threatened.
     (b) Schedule 2.16B sets forth an accurate list of all accounts payable of PCKO as of September 30, 2009. All the accounts and notes payable reflected in the Financial Statements, and all accounts and notes payable arising thereafter and before the date hereof arose from bona fide transactions in the ordinary course of business and are stated in accordance with generally accepted accounting principles. Such accounts and notes payable (i) have either been paid, (ii) have not been outstanding for greater than three months, (iii) are not yet due and payable under Seller’s standard procedures for payment of accounts and notes payable, which procedures have been furnished to Buyer, or (iv) are being contested by Seller or PCKO, as applicable, in good faith, details of which have been provided to Buyer.
     2.17 Inventories. The inventory of PCKO consists and on the Closing Date will consist of raw materials, goods in process and finished goods, that are useable and saleable in the ordinary course of business of PCKO, and are not commercially unreasonable in kind or amount in light of such business. All inventories are carried, and on the Closing Date will be carried, on the books of PCKO at the lower of cost or market in accordance with Canadian GAAP and pursuant to Seller’s existing inventory valuation policy taking into account the impact of any obsolete inventory. Other than with respect to Seller’s relationship with HSBC, no items included in inventory of PCKO are or will be pledged as collateral or are held by PCKO on consignment from others. PCKO is not committed as of the date hereof, and will not be committed as of the Closing Date, to purchase inventories in amounts greater than are required in the ordinary course of its business. With respect to inventories in the hands of suppliers for which PCKO will be committed as of the Closing Date, such inventories on the Closing Date will be usable in the ordinary course of business as presently being conducted.
     2.18 RESERVED.
     2.19 Contracts and Commitments. Schedule 2.19 contains a true, complete and correct list (and Seller has previously delivered to Parent and Buyer true, complete and correct copies) of all of the following documents or agreements, or summaries of material oral agreements or understandings, which have financial obligations of at least CDN$50,000, to the extent applicable, relating to the Business or the Assets to which, on the date of this Agreement, Seller or PCKO is a party, or which relate to or affect Seller or PCKO and the Business, the Assets or the transactions contemplated hereby and all documents or agreements which may require any action or consent in connection with such transactions, as they may have been amended to the date hereof:
     (a) any written employment or consulting agreement, contract or commitment with any employee, officer or director or any contract or agreement with other consultants;
     (b) any agreement, contract or commitment with any party containing any covenant limiting the ability of PCKO or any employee of PCKO to engage in business or to compete in any location or with any person;
     (c) any partnership or joint venture agreement with any party or any arrangements with any party with respect to the sharing of or in the profits or revenues of PCKO, including without limitation any licensing or royalty agreements;
     (d) any agreement or instrument relating to the borrowing of money, or the direct or indirect guarantee of any obligation for, or an agreement to service the repayment of, borrowed money or any other contingent obligations in respect of indebtedness of any other party (other than an indemnification of directors and officers in accordance with the by-laws or operating agreement of Seller or PCKO or applicable law);

     (e) any agreement, contract or commitment relating to the future disposition or acquisition of any investment in any party or of any interest in any business enterprise involving the Business or the Assets;
     (f) any contract or commitment for capital expenditures or the acquisition or construction of fixed assets;
     (g) any contract or commitment for the sale or furnishing of materials, supplies, merchandise, equipment or services (including, for each such contract, a description of the percentage of completion and expected additional hours, resources and costs necessary to complete such services, if applicable);
     (h) any written agreement, instrument or other arrangement, or any unwritten agreement, contract, commitment or other arrangement, between or among Seller or PCKO and any of the Affiliates of parties related to Seller or PCKO;
     (i) any contract which grants to any person a preferential right to purchase an ownership interest in PCKO or any of the assets of PCKO;
     (j) any contract, agreement or commitment with respect to the discharge or removal of a Contaminant (as defined in Section 2.25 below) other than in the ordinary course of business;
     (k) any contract, agreement or instrument containing obligations of confidentiality; and
     (l) any other agreement or instrument not made in the ordinary course of business.
There is no course of dealing, waiver, side agreement, arrangement or understanding applicable to any such contract of Seller or PCKO.
     2.20 Patents, Trademarks and Copyrights. Except as set forth on Schedule 2.20, neither Seller nor PCKO, and to Seller’s knowledge, no officer, director or employee of Seller or PCKO, owns or is a licensee or sublicensee of any patents, trademarks, copyrights or other intellectual property rights related to PCKO other than (i) rights in the corporate names of PCKO being sold hereunder (as part of the purchase of the equity interests in PCKO); (ii) such rights that are incorporated by the manufacturers into the Assets or the assets of PCKO, without granting Seller or any Subsidiary any specified rights therein; and (iii) software license agreements and related contracts, pursuant to which the payment of all costs, fees and royalties have been duly and timely paid by Seller or PCKO and no event of default has occurred thereunder. There have been no claims made, and neither Seller nor PCKO has received any notice and does not otherwise know or have reason to believe that the operation of the Business or any of the Assets is in conflict with the rights of others. Other than as set forth on Schedule 2.20, there are no other patents, trademarks, copyrights or other intellectual property rights necessary to operate the Business.

     2.21 Insurance. Schedule 2.21A sets forth a true, complete and correct list of all insurance policies of any kind or nature covering Seller or PCKO with respect to the Business and the Assets or the assets of PCKO or any of its directors, officers, employees or other agents that are paid for by Seller or PCKO, including without limitation policies of life, fire, theft, employee fidelity, worker’s compensation, employee health insurance, product liability, property and other casualty and liability insurance, and indicates the type of coverage, name of insured, the insurer, the premium, the expiration date of each policy and the amount of coverage for statutory workers’ compensation, and with respect to whole life insurance policies of officers paid for by Seller or PCKO, the cash surrender value of the policy. Schedule 2.21B sets forth a list of any currently Pending claims and any claims asserted under such policies or similar policies within the last three (3) years. The premiums for the insurance policies listed in Schedule 2.21A have been fully paid. The insurance afforded under such policies or certificates is in full force and effect and will continue to cover Seller or PCKO with respect to the Business, the Assets or the assets of PCKO through the Closing. True, complete and correct copies of each such policy have been made available to Parent and Buyer. Except as set forth in Schedule 2.21B, none of such insurance policies are subject to retroactive premium adjustment in respect of prior periods. Except as set forth in Schedule 2.21B, no insurance or bond has been refused nor has the coverage of any insurance or any bond been denied, limited or cancelled.
     2.22 Employees. Seller has provided Buyer with a schedule (the “Employee Schedule”) that identifies all individuals who are full time, part time or casual employees or individuals engaged on contract to provide employment services, or who are sales or other agents or representatives of PCKO employed or engaged by or in association with the Business (the “Employees”) as of the date hereof, together with each such Employee’s date of hire, title or classification, and rate of salary, hourly pay, commission and bonus entitlement, expense reimbursement or allowance arrangements (if any) and length of service for each such title or classification. Schedule 2.22 lists each management or employment contract or contract for personal services and a description of any understanding or commitment between PCKO and any officer, consultant, director, employee, independent contractor or other person or entity. A true and complete copy of any such contracts with an aggregate financial obligation in excess of CDN$50,000 and a description of such understandings and commitments has been delivered to Buyer. As of the Closing Date, neither Seller nor PCKO has previously made, and will thereafter not make, any statement or communication of any kind to employees of PCKO regarding whether, or the terms and conditions upon which, any such employee may continue to be employed by PCKO.
     The Employee Schedule also identifies an aggregate number of Employees on lay-off other than those in receipt of benefits under applicable laws relating to workers compensation matters, including the workers compensation law of Kazakhstan and any other equivalent or like laws in each jurisdiction in which PCKO carries on the Business (“Workers’ Compensation Laws”), who have been absent continually from work for a period in excess of one (1) month, as well as the reason for their absence. The Employee Schedule also lists the aggregate number of Employees in respect of whom Seller or PCKO has been advised by the applicable governmental authority are currently in receipt of benefits under the Workers’ Compensation Laws. There are no complaints, claims or charges outstanding or anticipated, nor any orders, decisions, directions or convictions currently registered or outstanding, by any governmental authority, against or in respect of Seller or PCKO, under or in respect of any applicable laws respecting labor or employment matters, including laws in connection with or relating to equal opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of Taxes, occupational health and safety and plant closings (the “Employment Laws”). PCKO is in compliance with all Employment Laws. Without limiting the generality of the foregoing:
     (a) there are no appeals involving Seller or PCKO Pending, or to Seller’s knowledge, Threatened before or by any governmental authority in respect of Employment Laws, including any Workers’ Compensation Laws;
     (b) all levies, assessments and penalties made against PCKO pursuant to any Workers’ Compensation Laws have been paid by Seller or PCKO;
     (c) all accruals owing to any Employee in respect of any benefits payable under Employment Laws, including but not limited to vacation and overtime pay (including any benefits or entitlements under any overtime agreements), have been paid and/or satisfied in full;
     (d) there has not been any change in the rating assessments applicable to PCKO or the Business under any Workers’ Compensation Laws during the past five (5) years, other than as set forth in Schedule 2.22;
     (e) PCKO has not been notified that there is an audit currently being performed in respect of PCKO by any governmental authority in respect of Employment Laws, including in relation to any applicable Workers’ Compensation Laws;
     (f) all payments required to be made in trust pursuant to any Employment Laws in respect of termination or severance pay have been made or accrued in the financial records of PCKO;
     (g) PCKO is not a party to or bound by any severance agreement, program or policy, other than as set forth in Schedule 2.22; and
     (h) PCKO has not loaned any amounts to any Employees, other than as set forth in Schedule 2.22.
     2.23 Labor Matters. PCKO is not a party to and has no obligation under any collective bargaining agreement or other labor union contract, white paper or side agreement with any labor union or organization, or any obligation to recognize or deal with any labor union or organization. There are no Pending or, to Seller’s knowledge, Threatened representation campaigns, elections or proceedings or questions concerning union representation involving any employees of PCKO engaged in the Business. There are no overt activities or efforts of any labor union or organization (or representatives thereof) to organize any employees engaged in the Business, nor of any demands for recognition or collective bargaining, nor of any strikes, slowdowns, work stoppages or lock-outs of any kind, or overt threats thereof, by or with respect to any of its employees, or any actual or claimed representatives thereof, and no such activities, efforts, demands, strikes, slowdowns, work stoppages or lock-outs occurred during the three year period preceding the date hereof. There are no charges or complaints involving any federal, provincial or local human rights enforcement agency, court or commission; complaints or citations under the occupational safety and health law of Kazakhstan or any other federal, provincial or municipal occupational safety act, regulation or code; unfair labor practice charges or complaints with the Kazakhstan industrial relations board; or other claims, charges, actions or controversies Pending, or, to Seller’s knowledge, Threatened or proposed, involving Seller or PCKO and any employee, former employee or any labor union or other organization representing or claiming to represent such employees’ interests, which could adversely affect the Business. Seller and PCKO are and have heretofore been in compliance in all respects with all laws, rules and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours, the sponsorship, maintenance, administration and operation of (or the participation of its employees in) employee Plans and arrangements and occupational safety and health programs, and neither Seller nor PCKO is engaged in any violation of any law, rule or regulation related to employment, including unfair labor practices or acts of employment discrimination, which could adversely affect the Business. Other than grievances brought in the ordinary course of business, there are no grievances against Seller or PCKO of which Seller or PCKO has received notice under any collective agreement.
     2.24 Regulatory Filings. Seller and PCKO have filed all reports, statements, documents, registrations, filings or submissions required, in connection with the operation of the Business or the Assets, to be filed by Seller or PCKO with any Kazakh, Canadian, federal, provincial, municipal or other governmental department, commission, board, bureau, agency or other instrumentality. All such filings complied with applicable law when filed and no deficiencies have been asserted by any such regulatory authority with respect to such filings or submissions.
     2.25 Environmental and Health and Safety Matters.
     (a) As used in this Section 2.25(a) and Section 11.1(b) all terms appearing in initial capitals shall have the meaning given them in Section 2.25(b) hereof. With respect to the Business and the Facilities, (i) the operations of PCKO comply with all applicable environmental, health and safety statutes, treaties, conventions, rules, ordinances, and regulations in all jurisdictions in which PCKO conducts business, including without limitation all Environmental Laws applicable to the jurisdictions in which operations are conducted and such operations have not given rise to any Environmental Claims; (ii) none of the operations of PCKO are subject to any judicial or administrative proceeding alleging the violation of any Environmental Law; (iii) none of the operations of PCKO are the subject of any federal or state investigation evaluating whether any Remedial Action is needed to respond to a Release of any Contaminant or other substance into the environment; (iv) PCKO has not filed any notice under any Environmental Law applicable to the jurisdiction in which operations of PCKO are conducted indicating past or present treatment, storage or disposal of a hazardous waste or reporting a Release of a Contaminant or other substance into the environment; (v) PCKO has no Environmental Claims asserted against it by any Person or contingent liability in connection with any Release of any Contaminant or other substance into the environment, including without limitation any contingent liability for failure to report a Release; (vi) none of the operations of PCKO involve the generation, transportation, treatment or disposal of hazardous waste, as defined under Environmental Laws, in violation of any Environmental Law applicable to the jurisdiction in which operations of PCKO are conducted, including without limitation statutes, regulations and laws pertaining to permits and manifests; (vii) PCKO has not disposed of any hazardous waste, Contaminant or substance or other material by placing it in or on the ground or waters of any premises owned, leased or used by PCKO in violation of any Environmental Law applicable to the jurisdiction in which operations of PCKO are conducted nor has any lessee or, to Seller’s knowledge, prior owner; (viii) no underground storage tanks or surface impoundments are, on any of the locations upon which the operations of PCKO are conducted, in violation of any Environmental Law applicable to the jurisdiction in which operations of PCKO are conducted; (ix) no Lien in favor of any governmental authority for (A) any liability under Environmental Laws applicable to the jurisdiction in which operations of PCKO with respect to the Business are conducted, or (B) damages arising from or costs incurred by such governmental authority in response to a release of a Contaminant or other substance into the environment has been filed or attached to any of the assets of PCKO or any of the locations upon which the operations of PCKO with respect to the Business are conducted; and (x) to Seller’s knowledge, there has been no Release, the occurrence or existence of which has resulted or may reasonably be expected to result in a condition that is an actual or alleged non-compliance, violation, breach or contravention of any Environmental Laws that has migrated onto, or is migrating toward, any of the Assets.
     (b) Other. To Seller’s knowledge, no building, structure or improvement located on any owned real property is or ever has been, insulated with urea formaldehyde insulation, nor do such buildings, structures or improvements contain any asbestos, or any other substance containing asbestos. Seller has delivered to Buyer true and complete copies of all environmental audits, evaluations, assessments, studies or tests relating to any real property relating to the Business, Assets and assets of PCKO which Seller has in its possession.
     (c) Environmental Definitions. Each of the following terms shall have the meaning indicated below:
     “Contaminant” shall mean those substances or materials that are defined as hazardous or toxic or that are regulated by or form the basis of liability under any Environmental Law, including without limitation asbestos, polychlorinated biphenyls (“PCBs”), and radioactive substances, or any other material or substance that constitutes a health, safety or environmental hazard to any person or property.
     “Environmental Claim” shall mean any accusation, allegation, notice of violation, claim (including remediation, removal, response, abatement, clean-up, investigation, reporting and/or monitoring costs), demand, abatement or other order or direction (conditional or otherwise) by any governmental authority or any person for personal injury (including sickness, disease or death), tangible or intangible property damage, damage to the environment, nuisance, pollution, contamination or other adverse effects on the environment, or for fines, penalties or restrictions, resulting from or based upon (i) the existence, or the continuation of the existence, of a Release (including without limitation sudden or non-sudden, accidental or non accidental Releases) of, any migration of, or exposure to any Contaminant, odor or audible noise, into or onto the environment (including without limitation the air, ground, water or any surface) at, in, by, from or related to the Facilities, or any properties adjacent to the Facilities, (ii) the transportation, storage, treatment or disposal of materials in connection with the operation of the Facilities or (iii) the actual or alleged non-compliance, breach, contravention or violation or alleged violation of any statutes, Environmental Laws, ordinances, orders, rules, regulations, Permits or licenses of or from any governmental authority, agency or court relating to environmental matters connected with the Facilities.
     “Environmental Laws” shall mean all Kazakhstan, federal, provincial or municipal laws (including the common law and principles of equity) relating to health, safety or the environment as these laws have been amended or supplemented, and any analogous provincial or municipal statutes, rules or ordinances and the regulations promulgated pursuant thereto.
     “Facilities” shall mean real and personal property now or ever owned, leased, occupied, controlled or used by PCKO with respect to the Business, including without limitation the Assets.
     “Permit” shall mean any permit, approval, authorization, license variance, or permission required from a governmental authority under any applicable Environmental Laws.
     “Release” shall mean any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, or migration into the indoor or outdoor environment, or into or out of any property owned or leased by PCKO, including the movement of any Contaminant through or in the air, soil, surface water, groundwater, aquifer or property and including without limitation the meanings of such words as set forth in the Environmental Laws.
     “Remedial Action” shall mean all actions required or voluntarily undertaken to (1) clean up, remove, treat, or in any other way address any Contaminant in the indoor or outdoor environment; (2) prevent the Release or threat of Release, or minimize the further Release of any Contaminant so it does not migrate or endanger or threaten to endanger public health or welfare of the indoor or outdoor environment; or (3) perform pre-remedial studies and investigations and post-remedial monitoring and care.
     2.26 Brokers/Advisors. All negotiations with respect to this Agreement and the transactions contemplated hereby have been carried out by Seller directly with Buyer, without the intervention of any person on behalf of Seller or any Subsidiary in such manner as to give rise to any claim by any person against Parent or Buyer or any of their Affiliates for a finder’s fee, brokerage commission or similar payment, with the exception of Research Capital Corp. which is the sole responsibility of Seller and/or the Subsidiaries.
     2.27 Related Party Transactions. Except as set forth on Schedule 2.27, there are no contracts or arrangements (formal or informal, written or oral) related directly or indirectly to the Business, the Assets or the assets of PCKO between Seller or PCKO and any other persons controlling, under common control with or controlled by Seller or PCKO and no transactions have occurred between Seller or PCKO and such person since March 31, 2009. The Seller’s sale and the Buyer’s purchase of the Business and Assets as contemplated in this Agreement (the “Transaction”), and any collateral agreements that Seller may enter into in relation to this Transaction, are not “Related Party Transactions” as that term is defined in Multilateral Instrument 61-101 (“MI 61-101”) and MI 61-101 does not otherwise apply to this Transaction.
     2.28 RESERVED.
     2.29 Disclosure. Each response by Seller by or through its officers, employees or other representatives to inquiries in connection with the due diligence performed by representatives of Parent and Buyer, as revised or updated by subsequent disclosures and this Agreement, was complete and accurate in all material respects. Copies of the most recent versions of all documents and other written information referred to herein or in the schedules that have been delivered or made available to Parent and Buyer are true, correct and complete copies thereof and include all amendments, supplements or modifications thereto or waivers thereunder. To Seller’s knowledge, such documents and other written information, collectively, do not omit any material facts necessary, in light of the circumstances under which such information was furnished, to make the statements set forth therein not misleading. Except as expressly set forth in this Agreement and the schedules or in the certificates or other documents delivered pursuant hereto, there are no other facts which will or may reasonably be expected to have any adverse effect on the value of the Business or the Assets.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
OF BUYER
     Buyer represents and warrants to Seller that:
     3.1 Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Canada.
     3.2 Authority of Buyer. Buyer has all requisite corporate power and authority to enter into this Agreement and the documents contemplated hereby to be executed by Buyer and to perform the obligations to be performed by Buyer hereunder and thereunder. The execution, delivery and compliance by Buyer with the terms of this Agreement and the documents contemplated hereby to be executed by Buyer, and the consummation by Buyer of the transactions contemplated hereby and thereby have been, or will be before the Closing, duly authorized by all necessary corporate actions by Buyer. This Agreement has been duly executed and delivered by Buyer. This Agreement constitutes, and the documents contemplated hereby to be executed by Buyer upon their execution and delivery as herein provided will constitute the legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).

     3.3 No Conflicts. The execution and delivery of this Agreement by Buyer, and the consummation of the transactions contemplated hereby, and the execution and delivery by Buyer of, and the consummation of the transactions contemplated by, the documents contemplated hereby to be executed by Buyer, will not (a) violate or conflict with any existing term or provision of any law, statute, ordinance, rule, regulation, order, writ, judgment, injunction or decree applicable to Buyer so as to materially and adversely affect the ability of Buyer to consummate the transactions contemplated hereby or thereby; (b) conflict with or result in a breach of or default under any of the terms, conditions or provisions of the articles of incorporation or bylaws of Buyer or any agreement or instrument to which Buyer is a party or by which Buyer or any of the assets or properties thereof may be bound or subject, where such breach or default may reasonably be expected to materially and adversely affect the ability of Buyer to consummate the transactions contemplated hereby or thereby; (c) result in the creation or imposition of any Lien upon the assets or properties of Buyer, where such Lien may reasonably be expected to materially and adversely affect the ability of Buyer to consummate the transactions contemplated hereby or thereby; (d) give to others any right of termination, cancellation, acceleration or modification in or with respect to any agreement or instrument to which Buyer is a party, or by which Buyer or any of the assets or properties thereof may be bound or subject, where such termination, cancellation, acceleration or modification of any such agreement or instrument may reasonably be expected to materially and adversely affect the ability of Buyer to consummate the transactions contemplated hereby; or (e) breach any fiduciary duty of Buyer to any person or entity, where such breach may reasonably be expected to materially and adversely affect the ability of Buyer to consummate the transactions contemplated hereby.
     3.4 Consents and Approvals. The execution and delivery by Buyer of this Agreement and the documents contemplated hereby to be executed by Buyer, compliance by Buyer with the terms hereof and thereof, and the consummation by Buyer of the transactions contemplated hereby and thereby, do not require Buyer to obtain any consent, approval or action of, or make any filing with or give any notice to (other than filings and press releases required under applicable securities laws) any corporation, person or firm or other entity or any public, governmental or judicial authority, the failure to obtain which may reasonably be expected to materially and adversely affect the ability of Buyer to consummate the transactions contemplated hereby.
     3.5 Brokers. All negotiations with respect to this Agreement and the transactions contemplated hereby have been carried out by Buyer or its representatives or agents directly with Seller, without the intervention of any person on behalf of Buyer in such manner as to give rise to any claim by any person against Seller for a finder’s fee, brokerage commission or similar payment, with the exception of Hayes Novus which is the sole responsibility of Buyer and Parent.
     3.6 Litigation. There are no actions, claims, suits, investigations, inquiries or proceedings Pending against Buyer or, to Buyer’s knowledge, Threatened against Buyer, at law or in equity, in any court, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or other instrumentality which could reasonably be expected to materially and adversely affect the validity or enforceability of this Agreement or the documents contemplated hereby to be executed by Buyer and Buyer is not in violation of any order, decree, judgment, award, determination, ruling or regulation of any court, governmental department, commission, board, bureau, agency or other instrumentality, where such violation may reasonably be expected to materially and adversely affect the validity or enforceability of this Agreement.
     3.7 GST Registration. Buyer is or will be prior to Closing registered for purposes of the goods and services tax (“GST”) imposed by Part IX of the Excise Tax Act (Canada).
ARTICLE 4
ACTIONS BY SELLER PENDING CLOSING
     Seller shall, between the date hereof and the Closing Date, comply with the provisions of this Article 4, except to the extent that Buyer may otherwise consent in writing or to the extent otherwise required or permitted by this Agreement.
     4.1 Conduct of Business. Seller shall and shall cause each Subsidiary to operate the Business only in the usual, regular and ordinary manner and, to the extent consistent with such operation, use its reasonable commercial efforts to maintain, preserve and protect the Assets and the business organization of the Business, all in coordination and cooperation with Parent and Buyer and, to the extent it is within Seller’s control, shall keep available the services of its present officers and key employees and shall use reasonable commercial efforts to preserve the present relationships with persons having dealings with Seller or any Subsidiary as the same relate to the Business. Seller shall not, and shall cause each Subsidiary to not, take any of the actions enumerated in Section 2.10 hereof or enter into any contract of the nature enumerated in Section 2.19 hereof without the prior written approval of the Buyer, such approval not to be unreasonably withheld. In connection with this Section 4.1 and the Agreement generally, Buyer or its representatives or agents may have made or may make suggestions to Seller, Subsidiary or any of their directors, officers, employees or representatives relating to the operation of the Business and the Assets prior to Closing. All parties acknowledge and agree that the operation of the Business and the Assets through Closing is the sole right and responsibility of Seller and each Subsidiary, subject to the covenants and agreements contained in this Agreement and the other Definitive Agreements. Any liabilities or obligations arising from the operation of the Business and the Assets through the Closing are the sole responsibility of Seller, including any actions taken by Seller or any Subsidiary or any of their directors, officers, employees or representatives since the date of the Letter at the suggestion or recommendation of Buyer or Parent or any of their representatives or agents.
     4.2 Continued Administration. Seller will and will cause each Subsidiary to administer each Plan, including those set forth in Schedule 2.18, in accordance with the provisions of the Plan and applicable laws.
     4.3 Records. Seller shall and shall cause each Subsidiary to maintain its books, accounts and records in the usual, regular and ordinary manner.
     4.4 Maintenance of Insurance. Seller shall and shall cause each Subsidiary to maintain in full force and effect all of its presently existing insurance coverage described in Schedule 2.21 hereto, or insurance comparable to such existing coverage, and shall cause Buyer to receive the benefit of such coverage from and after the Closing with respect to incidents occurring before the Closing. Seller shall cause Buyer to be named as an additional insured and loss payee under such policies effective from the signing of this Agreement.
     4.5 Reports. Seller shall deliver to Parent and Buyer copies of all financial statements, reports or analyses with respect to the Business which are prepared or received between the date hereof and the Closing Date promptly after such preparation or receipt and regardless of whether such financial statements, reports or analyses are prepared internally or by third parties. Seller agrees that the nature and timing of financial statements, reports and analyses with respect to such Seller which have historically been regularly prepared will not be changed.
     4.6 Additional Disclosure. From the date of this Agreement to and including the Closing Date, Seller shall, promptly after the occurrence thereof is known to such Seller, advise Parent and Buyer of each event subsequent to the date hereof which causes any covenant of such Seller to be breached or causes any representation or warranty of such Seller contained herein to no longer be true, correct or complete.
     4.7 Taxes. From the date of this Agreement to and including the Closing Date, Seller shall and shall cause each Subsidiary to timely file all Tax Returns with the appropriate governmental agencies in all jurisdictions in which such returns and reports are required to be filed, and ensure that all Taxes have been properly accrued or paid when due.
ARTICLE 5
COVENANTS OF SELLER
     Seller covenants and agrees with Buyer that:
     5.1 Approvals. Seller shall use its reasonable commercial efforts to obtain, shall cooperate with Parent and Buyer in obtaining, and shall cause each Subsidiary to use reasonable commercial efforts to obtain and cooperate in obtaining, as promptly as possible, all approvals, authorizations and clearances of governmental and regulatory bodies and officials required to consummate the transactions contemplated hereby. Seller shall provide and shall cause each Subsidiary to provide such other information and communications to governmental and regulatory authorities, as such governmental and regulatory authorities or Parent or Buyer may request and shall use its reasonable commercial efforts to obtain the requisite consents of third parties required to consummate the transactions contemplated hereby. Notwithstanding any other language herein, neither Parent nor Buyer shall be required to make any payment or other concession or to assume any obligation (other than with respect to contracts expressly assumed hereunder) in connection with obtaining such consents.
     5.2 Compliance with Legal Requirements. Seller shall and shall cause PCKO to comply promptly with all requirements which Kazakhstan, Canadian, federal or provincial law may impose on Seller or PCKO or any of their Affiliates with respect to the transactions contemplated by this Agreement, and will promptly cooperate and cause each Subsidiary to cooperate with and furnish information to Parent and Buyer in connection with any such requirements imposed upon them in connection therewith.

     5.3 Books and Records. Seller shall and shall cause PCKO to make its books and records related to the operation of the Business or the Assets available or shall deliver copies thereof to Parent and Buyer during normal business hours for any reasonable business purpose.
     5.4 Investigation by Parent and Buyer. From and after the date hereof and until the Closing Date, Seller shall permit and shall cause PCKO to permit Parent and Buyer and its counsel, accountants and other representatives reasonable access during normal business hours to all of its properties, books, contracts, commitments and other records including without limitation tax returns, declarations of estimated tax and tax reports, and, during such period, Seller shall and shall cause PCKO to furnish promptly to Parent and Buyer and their representatives all other information concerning its business, properties and personnel as Parent and Buyer and their representatives may reasonably request; provided, however, that NO INVESTIGATION PURSUANT TO THIS SECTION 5.4 OR OTHERWISE SHALL LIMIT THE EFFECT OF ANY REPRESENTATIONS OR WARRANTIES CONTAINED IN THIS AGREEMENT.
     5.5 Certain Acts or Omissions. Seller shall not and shall cause each Subsidiary to not (a) omit to take any action called for by any of their covenants contained in this Agreement, or (b) take any action which they are required to refrain from taking by any of such covenants. Seller shall and shall cause each Subsidiary to, before the Closing, cure any violation or breach of any of their representations, warranties or covenants contained in this Agreement which becomes known, occurs or arises subsequent to the date of this Agreement and shall obtain the satisfaction of all conditions to Closing set forth in this Agreement.
     5.6 RESERVED.
     5.7 Confidentiality. Other than as required by applicable law or in connection with the preparation of the Information Circular or the holding of the Special Meeting, Seller shall not and shall cause each Subsidiary to not, before the Closing Date, disclose directly or indirectly or allow any of their respective Affiliates to disclose directly or indirectly to third parties any information that Seller or any Subsidiary has obtained from Parent or Buyer or any of their representatives or agents in connection with this Agreement with respect to Parent or Buyer or any of their representatives, agents or their respective Affiliates, and from and after the Closing Date, Seller shall not and shall cause each Subsidiary to not disclose directly or indirectly or allow any of its respective Affiliates to disclose directly or indirectly to third parties, nor will Seller or any Subsidiary use for its own benefit or the benefit of any third party or allow any of its Affiliates to use for their own benefit or the benefit of any third party, any trade secrets, customer and supplier lists, marketing arrangements, business plans, projections, financial information, training manuals, pricing manuals, product and service development plans, market strategies, internal performance statistics, business secrets or other information relating to the Business or the Assets or any information that Seller or any Subsidiary has obtained from Parent or Buyer or any of their representatives or agents in connection with this Agreement with respect to Parent or Buyer or any of their respective Affiliates, unless disclosure may otherwise be required pursuant to applicable law or governmental or judicial authority; provided, that the party being required to disclose such information shall notify Parent and Buyer and their representatives and agents promptly after receipt of any disclosure notice to provide Parent and Buyer with an opportunity to legally prevent such disclosure.

     5.8 RESERVED.
     5.9 Required Financial Statements. Seller shall cooperate with Parent and Buyer, including, without limitation, by providing appropriate responses and representation letters to the auditors, in the preparation of such audited and unaudited balance sheets, income statements and other financial statements with respect to the business of PCKO for such fiscal years and interim periods as may be determined by Parent and Buyer, upon the advice of its counsel and independent public accountant, to be required by the rules and regulations of the Securities and Exchange Commission in connection with filings that may be made or may be required to be made by Parent under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and any related rules, regulations or state statutes, rules or regulations, as well as any filings required by any Canadian or other governmental or regulatory authority.
     5.10 Payments Received Post-Closing. After the Closing, any additional payments received by Seller or any Subsidiary with respect to the Business or the Assets shall constitute a portion of the Assets and Seller shall forward and shall cause each Subsidiary to forward such payments, which may include the endorsed payment instrument by the applicable Seller, to Buyer as soon as practicable but in any event within four (4) business days of the receipt thereof.
     5.11 Contracts; Liabilities. Seller shall not and shall cause PCKO to not enter into any contracts or incur any liabilities other than in the ordinary course of business or which do not create obligations for PCKO in excess of CDN$250,000 without the prior written consent of Buyer, such consent to not be unreasonably withheld. Seller shall not and shall cause PCKO to not enter into any contracts or transactions with or incur any liabilities to any Affiliates or related parties.
     5.12 No Solicitation. Except as otherwise set forth in Section 5.12 of the Asset Purchase Agreement among Powell PowerComm Inc., Seller, and the other sellers party thereto of even date herewith (the “APA”), Seller shall not, and shall cause each of its Subsidiaries, Affiliates, directors, officers, employees, agents and other representatives (including any financial advisors, attorneys and auditors) not to, (a) solicit, initiate, facilitate, assist or encourage action by, or discussions with, any person, other than Parent or Buyer, relating to the possible acquisition of a material portion of the Assets, the assets of PCKO or the partnership interests of PCKO or any merger, reorganization, consolidation, business combination, share exchange, tender offer, recapitalization, dissolution, liquidation or similar transaction involving PCKO (an “Alternative Transaction”), (b) participate in any negotiations regarding, or furnish information with respect to, any effort or attempt by any person to do or to seek any Alternative Transaction or (c) grant any waiver or release under any standstill or similar agreement.
     5.13 RESERVED.
     5.14 Standstill Agreement. Seller shall not and shall cause each Subsidiary and each of its and their officers and directors and AWG not to, purchase or sell or enter into any transaction agreeing to purchase or sell, Parent common stock or any derivatives of Parent common stock prior to the Closing.

     5.15 Sales Taxes. The Buyer shall pay all federal and provincial sales Taxes payable in connection with the sale, assignment or transfer of the Assets by the Seller to Buyer. Without limiting the generality of the foregoing, the parties shall claim the benefit of any applicable provision of law that allows all or any part of the Assets to be transferred by the Seller to the Buyer without the payment of such Taxes.
     5.16 GST Election. Seller agrees to jointly elect with the Buyer under section 167 of the Excise Tax Act (Canada) to have subsection 167(1.1) of the Excise Tax Act (Canada) applied to the sale under this Agreement. Buyer will file such elections in the manner and within the time prescribed by the Excise Tax Act (Canada).
     5.17 Election in Respect of Accounts Receivable. Seller, to the extent it is transferring notes receivable hereunder to Buyer, shall jointly execute with Buyer an election under section 22 of the Income Tax Act (Canada) in the prescribed form, shall designate therein the face value of the accounts receivable transferred and the applicable portion of the Purchase Price as the consideration paid by Buyer therefor in a manner consistent with the provisions of this Agreement and shall each file two copies of such election with the CRA with their respective returns for the year of the sale in order to make such election.
     5.18 Anti-Corruption Compliance Policy. Seller shall cause PCKO to adopt and implement an anti-corruption compliance policy in the form attached as Exhibit A prior to the Closing Date. In addition, Seller shall cause PCKO to amend either or both of its Foundation Agreement and Charter Agreement, as appropriate, to implement such anti-corruption policy.
ARTICLE 6
COVENANTS OF BUYER
     Buyer covenants and agrees with Seller that:
     6.1 Approvals. Buyer shall take all reasonable steps, and shall use reasonable commercial efforts to obtain, and shall cooperate with Seller in obtaining, as promptly as possible, all approvals, authorizations and clearances of governmental and regulatory bodies and officials required to consummate the transactions contemplated hereby. Buyer shall provide such other information and communications to governmental and regulatory authorities as such governmental and regulatory authorities or Seller may reasonably request and shall use reasonable commercial efforts to obtain any requisite consents of third parties, to the extent required to consummate the transactions contemplated hereby but only if no payment or other concessions are required of Buyer to obtain such consents.
     6.2 Compliance with Legal Requirements. Buyer shall use reasonable commercial efforts to comply promptly with all requirements which Canadian, provincial, federal or state law may impose on them or any of their Affiliates with respect to the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to Seller in connection with any such requirements imposed upon them in connection therewith.

     6.3 Certain Acts or Omissions. Buyer shall not (a) omit to take any action called for by any of its covenants in this Agreement or (b) take any action which it is required to refrain from taking by any of such covenants. Buyer shall use all reasonable efforts to cure, before the Closing, any violation or breach of any of its representations, warranties or covenants contained in this Agreement which becomes known, occurs or arises subsequent to the date of this Agreement and to obtain the satisfaction of all conditions to Closing set forth in this Agreement.
ARTICLE 7
CONDITIONS TO OBLIGATIONS
OF BUYER
     Except as may be waived in writing by Buyer, the obligations of Buyer to consummate this Agreement and the transactions to be consummated by Buyer hereunder on the Closing Date shall be subject to the following conditions:
     7.1 Representations and Warranties. The representations and warranties of Seller contained in this Agreement or in any certificate or document executed and delivered by Seller to Buyer pursuant to this Agreement shall have been true and correct on the date made and shall be true and correct on and as of the Closing Date as though such representations and warranties were made at and as of such date.
     7.2 Compliance with Agreement. On and as of the Closing Date, Seller shall have performed and complied with the covenants and agreements required by this Agreement to be performed and complied with by such Seller on or before the Closing Date.
     7.3 Certificates of Seller. Seller shall have delivered to Buyer an officer’s certificate (signed on behalf of such company by its President) dated the Closing Date certifying the fulfillment of the conditions specified in Sections 7.1 and 7.2 hereof.
     7.4 No Action or Proceeding. On the Closing Date, no action or proceeding by any public authority or any other person shall be Pending before any court or administrative body or overtly threatened to restrain, enjoin or otherwise prevent the consummation of this Agreement or the transactions contemplated hereby, and no action or proceeding by any public authority or private person shall be Pending before any court or administrative body or overtly threatened to recover any damages or obtain other relief as a result of this Agreement or the transactions contemplated herein or as a result of any agreement entered into in connection with or as a condition precedent to the consummation thereof, which action or proceeding could result in a decision, ruling or finding which would materially adversely affect the Business or the Assets or Buyer’s ability to conduct normal operations with the Assets after the Closing.
     7.5 Consents, Authorizations, Etc. All orders, consents, permits, authorizations, approvals and waivers of every governmental entity or third party required for the consummation of the transactions contemplated hereby, and all filings, registrations and notifications to or with all governmental entities required with respect to the consummation of such transactions, shall have been obtained or given, including any requisite antitrust notifications and approvals under Canadian or U.S. federal laws or any laws of any other applicable jurisdiction.

     7.6 Corporate Action by Seller. All action necessary to authorize the execution, delivery and performance by Seller of this Agreement shall have been duly and validly taken by Seller, including the favorable vote of Seller’s shareholders at the Special Meeting, and Seller shall have delivered to Buyer copies, certified as of the Closing Date by the Secretary of such Seller, of all resolutions of the Board of Directors and shareholders of Seller authorizing this Agreement and the transactions contemplated by this Agreement. In addition, Seller shall deliver a copy of the Scrutineer’s Report from the Special Meeting evidencing that Seller’s shareholders passed the Special Resolution.
     7.7 RESERVED.
     7.8 RESERVED.
     7.9 RESERVED.
     7.10 Side Letters.
     (a) Buyer shall have received a letter of agreement from (A) AWG (i) setting forth the extent of AWG’s current business activities, (ii) making representations and warranties that none of such activities, at the time of such letter, were in competition with the Business or the business of Seller or any Subsidiary, (iii) releasing Parent and Buyer from any claim relating to the Business, Assets or its ownership of Seller or any Subsidiary and (iv) making the representations and warranties set forth in Sections 2.5, 2.6, 2.7, 2.9, 2.10 and 2.11, the last sentence of Section 2.12, and Sections 2.14, 2.16, 2.19, 2.20, 2.23 and 2.27, (B) Wayne R. Rutherford (on his own behalf and on behalf of all legal entities he beneficially owns or controls) making the same release as set forth in (iii) above and making the same representations and warranties as set forth in (iv) above and (C) each of Larry Patriquin and Ashley Hope (on his own behalf and on behalf of all legal entities he beneficially owns or controls) making the same release as set forth in (iii) above and making the same representations and warranties as set forth in (iv) above.
     (b) Buyer shall have received from each of PCKO, MunaiServiceAlem LLP and Meiram Shldenov duly executed and delivered copies of:
     (i) An agreement, in a form mutually agreeable to Buyer and Seller, both acting reasonably, relating to the amendment of the Foundation Agreement dated 2007 between MunaiServiceAlem LLP and Seller, to be substantially in the form of and containing the material components as contained on Exhibit B.
     (ii) An agreement, in a form mutually agreeable to Buyer and Seller, both acting reasonably, being a Consent, Acknowledgment and Confirmation Agreement among Buyer, Seller, PCKO, MunaiServiceAlem LLP and Meiram Shldenov, to be substantially in the form of and containing the material components as contained on Exhibit C.
     7.11 Tail Insurance Policy. Seller shall provide proof of the receipt of a three year “tail” insurance policy that provides coverage substantially similar to the coverage provided under its general and product liability insurance policy in effect on the date of this Agreement relating to general claims and warranty claims under its customer agreements.
     7.12 Opinion of Counsel. Parent and Buyer shall have received an opinion, addressed to Parent and Buyer and dated the Closing Date, of counsel for Seller, in form and substance reasonably satisfactory to Parent and Buyer and their counsel.
     7.13 Instruments of Conveyance. Seller shall deliver to Buyer bills of sale, assignments, warranty deeds and other instruments conveying title to the Assets as set forth in Section 1.1, free and clear of all Liens except for Permitted Liens. All such instruments of conveyance shall be in form and content reasonably satisfactory to Buyer and its counsel, including an agreement for the assignment of any leasehold estates on which the operating locations of the Business may be located. With respect to the equity interests of the Subsidiaries, Seller shall deliver stock certificates or partnership interests representing all of the equity interests in each of the Subsidiaries either endorsed in blank or accompanied by stock powers or partnership interest powers duly executed and in any event in a form satisfactory to Buyer and sufficient to convey such interests.
     7.14 No Adverse Change. No incident or event shall have occurred resulting in the destruction, damage to, or loss of any Asset (with a value in excess of CDN$1,000,000, whether or not covered by insurance) and there has not occurred any material adverse change, or any development involving a prospective material adverse change in or affecting the Business, financial position or results of operations of Seller since the date of this Agreement.
     7.15 Creditor Releases. Each creditor of Seller shall have released any Liens on the Assets (other than the Permitted Liens), and all required consents of any person or entity to the conveyance of the Assets to Buyer shall have been obtained; provided that, Seller may deliver separate no-interest letter agreements in form satisfactory to Buyer, acting reasonably, duly executed by each such creditor, whereby each such creditor agrees, upon the satisfaction of terms satisfactory to Buyer, acting reasonably, to release and discharge the Assets from any and all Liens held by such creditor.
     7.16 Physical Possession and Control. Effective physical possession and control of the Assets shall have been tendered by Seller to Buyer. If any additional instruments or documents are required to be executed and delivered to effectively convey title to the equity interests contained in the Assets, such instruments or documents shall have been so executed and delivered.
     7.17 RESERVED.
     7.18 Delivery of Other Documents and Instruments. The following additional documents shall have been executed and delivered by Seller:
     (a) Consents. Copies of all required consents and approvals;
     (b) Certificate of Secretary. A Certificate of the Secretary of Seller attesting to the incumbency and the signature specimens with respect to the officers of such entity executing the Agreement and any other document delivered pursuant to the Agreement by or on behalf of such entity, and attesting to such other instruments and documents as counsel for Buyer shall reasonably request; and
     (c) Other Requested Documents. Further instruments and documents, in form and content reasonably satisfactory to counsel for Buyer, as may be necessary or reasonably appropriate more fully to consummate the transactions contemplated hereby.
     7.19 Definitive Agreements. All of the transactions contemplated by the Definitive Agreements shall have been completed, or shall be completed simultaneously with the Closing hereof.
ARTICLE 8
CONDITIONS TO OBLIGATIONS
OF SELLER
     Except as may be waived in writing by Seller, the obligations of Seller to consummate this Agreement and the transactions to be consummated by Seller hereunder on the Closing Date shall be subject to the following conditions:
     8.1 Representations and Warranties. The representations and warranties of Buyer contained in this Agreement or in any certificate or document executed and delivered by Buyer to Seller pursuant to this Agreement shall be true and correct in all material respects on the date made and shall be true and correct in all material respects on and as of the Closing Date as though such representations and warranties were made at and as of such date.
     8.2 Compliance with Agreement. On and as of the Closing Date, Buyer shall have performed and complied in all material respects with the covenants and agreements required by this Agreement to be performed and complied with by Buyer on or before the Closing Date.
     8.3 Certificate of Officer. Buyer shall have delivered to Seller an officer’s certificate, dated the Closing Date and signed on behalf of Buyer by the Chief Executive Officer, President or a Vice President of Buyer certifying the fulfillment of the conditions specified in Sections 8.1 and 8.2 hereof.
     8.4 No Action or Proceeding. On the Closing Date, no action or proceeding by any public authority or any other person shall be Pending before any court or administrative body or overtly threatened to restrain, enjoin or otherwise prevent the consummation of this Agreement or the transactions contemplated hereby, and no action or proceeding by any public authority or private person shall be Pending before any court or administrative body or overtly Threatened to recover any damages or obtain other relief as a result of this Agreement or the transactions contemplated herein or as a result of any agreement entered into in connection with or as a condition precedent to the consummation thereof, which action or proceeding could reasonably be expected to result in a decision, ruling or finding which would have a material adverse effect on the ability of Buyer to fulfill its obligations under this Agreement.
     8.5 Consents, Authorizations, Etc. All orders, consents, permits, authorizations, approvals and waivers of the parties under the agreements and instruments set forth on Schedule 8.5 and all filings, registrations and notifications to or with all governmental entities required with respect to the consummation of such transactions shall have been obtained or given; provided, however, that any third-party consent not obtained by Seller, but waived by Buyer, shall not be an unfulfilled condition hereunder. Seller shall use reasonable commercial efforts to obtain all other orders, consents, permits, authorizations, approvals and waivers of any other governmental entity or third party required for the consummation of the transactions contemplated hereby.
     8.6 Corporate Actions. All action necessary to authorize the execution, delivery and performance by Buyer of this Agreement shall have been duly and validly taken by Buyer and Buyer shall have delivered to Seller copies, certified as at the Closing Date by the Secretary of Buyer, of all resolutions of the Board of Directors (or executive committee) of Buyer authorizing this Agreement and the transactions contemplated by this Agreement. In addition, Seller shall have received the favorable vote of its shareholders at the Special Meeting approving the Special Resolution.
     8.7 Delivery of Purchase Price Payment. The Purchase Price Payment shall have been paid in the manner described in Section 1.2.
     8.8 Opinion of Counsel. Seller shall have received an opinion, addressed to Seller and dated the Closing Date, of counsel for Buyer and Parent, in form and substance reasonably satisfactory to Seller and its counsel.
     8.9 RESERVED.
     8.10 Delivery of Other Documents and Instruments. The following additional documents shall have been executed and delivered by Buyer and Parent:
     (a) Certificate of Secretary. A Certificate of the Secretary of each of Parent and Buyer attesting to the incumbency and the signature specimens with respect to the officers of each such entity executing the Agreement and any other document delivered pursuant to the Agreement by or on behalf of such entity, and attesting to such other instruments and documents as are required to be delivered at Closing.
     (b) Other Requested Documents. Further instruments and documents, in form and content reasonably satisfactory to counsel for Seller, as are reasonable or expected at a closing from a purchaser in a similar transaction.
     8.11 Definitive Agreements. All of the transactions contemplated by the Definitive Agreements shall have been completed, or shall be completed simultaneously with the Closing hereof.
ARTICLE 9
GUARANTEE BY PARENT
     9.1 Representations and Warranties of Parent. Parent represents and warrants in favour of Seller that: (a) Buyer is a wholly-owned subsidiary of Parent; (b) Parent has the requisite authority to enter into this Agreement and to carry out its obligations hereunder; (c) the execution and delivery of this Agreement and the consummation thereof have been duly authorized by the board of directors of Parent and no other proceedings on the part of Parent are necessary to authorize this Agreement or the transactions contemplated hereby; and (d) this Agreement has been duly executed and delivered by Parent and, assuming the due execution and delivery of this Agreement by Seller, constitutes a legal, valid and binding obligation of Parent enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.
     9.2 Guarantee. Parent hereby covenants and agrees in favour of Seller to cause Buyer to carry out all of its obligations hereunder. Parent unconditionally guarantees in favour of Seller the performance by Buyer of its obligations hereunder and the accuracy of the representations and warranties of Buyer provided herein. Parent and Buyer shall be jointly and severally liable to Seller with respect to any breach by Buyer of its obligations hereunder or any inaccuracy of the representations and warranties of Buyer provided herein.
ARTICLE 10
SURVIVAL OF REPRESENTATIONS AND WARRANTIES
     The respective representations, warranties and covenants made by the parties in this Agreement or in any certificate, document or ancillary agreement (excluding the Employment and Non-Competition Agreements) executed and delivered by one party to another party to this Agreement, shall survive the Closing Date and the consummation of the transactions contemplated hereby, regardless of any investigation made by the parties hereto for a period of two years following the Closing Date; except that any claim for Damages (as hereafter defined) :
     (a) involving willful misconduct or fraud shall survive and continue in full force and effect without limitation of time;
     (b) arising out of an Environmental Claim shall survive for a period of five years; and
     (c) arising out of or related to Taxes or Tax Returns for any fiscal year shall survive until after the expiration of the period (if any) during which an assessment, reassessment or other form of recognized document assessing liability for tax, interest or penalties under applicable tax legislation could be issued (or, in the case of such assessment or reassessment, until the issues in dispute have been fully resolved).
ARTICLE 11
INDEMNIFICATION
     11.1 Indemnification under APA. Any claims for indemnification under this Agreement shall be governed by the provisions of Article 11 of the APA.

ARTICLE 12
TERMINATION
     12.1 Termination. This Agreement may be terminated at any time before the Closing Date:
     (a) by mutual consent of Buyer and Seller;
     (b) by Buyer, upon notice of termination of their obligation to consummate the transaction delivered to Seller, if Buyer has reasonably determined that there has been any material breach of any covenant of Seller or that Seller has materially breached any of its or their representations or warranties, stating in particularity the default or defaults on which the notice is based; provided, however, that such Seller shall, after receipt of such notice, have thirty (30) days in which to cure such breach and, if so cured, Buyer shall, for that reason, have no right to terminate this Agreement;
     (c) by Seller upon notice of termination of its and each other Seller’s obligation to consummate the transaction delivered to Buyer, if Seller has reasonably determined that there has been any material breach of any covenant of Buyer or that Buyer has materially breached any of its representations or warranties, stating in particularity the default or defaults on which the notice is based; provided, however, that Buyer shall, after receipt of such notice, have thirty (30) days in which to cure such breach and, if so cured, Seller shall, for that reason, have no right to terminate this Agreement;
     (d) by Buyer or Seller, if the Closing has not occurred on or before December 31, 2009; or
     (e) by Buyer in the event that Seller or any of its directors or representatives takes any of the actions prohibited or restricted by the provisions of Section 5.12 hereof in response to a proposal for an Alternative Transaction.
     Notwithstanding the above, this Agreement and the other Definitive Agreements shall be deemed to be terminated simultaneously if one or more of the Definitive Agreements are terminated; provided, that, the parties to this Agreement may mutually agree to complete the APA without the completion of either or both of this Agreement and the other Definitive Agreement. If this Agreement is terminated pursuant to (a) or (d) above, such termination shall be without liability of any party, or any director, officer, employee, agent, consultant or representative of such party, to any other party to this Agreement by Buyer or Seller, except as specifically provided in this Agreement. If this Agreement is terminated pursuant to (b) or (c) above, the rights and remedies granted hereby are cumulative and nonexclusive of any other right or remedy available to the terminating party at law or in equity. The parties agree that the Business and the Assets are unique in character and, if Seller defaults, damages suffered by Buyer may not be readily ascertainable. Accordingly, Seller agrees that Buyer, at its option, shall be entitled to the injunctive relief set forth in Section 14.7.

ARTICLE 13
NOTICES
     All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received, if so given) by personal delivery, or telecopy, or by registered or certified mail, postage prepaid, return receipt requested, to the parties at the following addresses:
     If to Seller, to:
PowerComm Inc.
6005-72A Avenue
Edmonton, AB T2B 2J1
Facsimile Number: (780) 430-0070
Attention: Wayne R. Rutherford or James D. Snowdon
     With a copy to:
Blake, Cassels & Graydon LLP
#3500, 855 — 2nd Street S.W.
Calgary, AB T2P 4J8
Facsimile Number: (403) 260-9700
Attention: Scott W. N. Clarke
     If to Buyer, to:
Powell PowerComm KO Inc.
c/o Powell Industries, Inc.
8550 Mosley Drive
Houston, Texas 77075
Facsimile Number: (713) 947-4435
Attention: Don R. Madison
     With a copy to:
Winstead PC
1100 JPMorgan Chase Tower
600 Travis Street
Houston, Texas 77002
Facsimile Number: (713) 650-2400
Attention: Ross D. Margraves, Jr., Esq.

     and a copy to:
Bennett Jones LLP
1000 ATCO Center
10035 — 105 Street
Edmonton, Alberta T5J 3T2
Facsimile Number: (780) 421-7951
Attention: Kevin Lynch
     Any party from time to time may change its address for the purpose of notices to that party by giving a similar notice specifying a new address, but no such notice shall be deemed to have been given until it is actually received by the party sought to be charged with the contents.
ARTICLE 14
MISCELLANEOUS
     14.1 Incorporation of Schedules and Appendices; Entire Agreement. The Appendices attached hereto and the Disclosure Schedules are an integral part of this Agreement and are incorporated herein by this reference and the specific references thereto contained herein. This Agreement and any other instruments or agreements delivered in contemplation of this Agreement, including the Confidentiality and Non-Disclosure Agreement between Seller and Parent executed on March 11, 2009 (the “Transaction Documents”), supersedes all prior discussions and agreements among the parties, including the Letter, with respect to the subject matter of this Agreement, and this Agreement, including the Appendices and Schedules hereto to be delivered in connection herewith, and the Transaction Documents and the other Definitive Agreements contain the sole and entire agreement among the parties hereto with respect to the subject matter hereof.
     14.2 Waiver. Any term or condition of this Agreement may be waived at any time by the party which is entitled to the benefit thereof; such waiver shall be in writing and shall be executed by the chairman, president or a vice president of each of the parties as applicable. A waiver on one occasion shall not be deemed to be a waiver of the same or any other matter on a future occasion.
     14.3 Amendment. This Agreement may be modified or amended only by a writing duly executed by or on behalf of all the parties hereto.
     14.4 Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.
     14.5 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
     14.6 Governing Law; Jurisdiction. Except as otherwise provided herein, this Agreement and all rights and obligations hereunder, including matters of construction, validity and performance shall be governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein. Each of the parties to this Agreement hereby irrevocably submits to the exclusive jurisdiction of the Courts of the Province of Alberta for and in respect of any proceedings relating to this Agreement, any agreement or instrument delivered pursuant to this Agreement or any other Definitive Agreement.
     14.7 Injunctive Relief. With respect to the matter described in the following sentence of this Section 14.7, the parties mutually agree that (a) if a violation or threatened violation of any covenant contained in this Agreement occurs by Seller, such violation or threatened violation may cause irreparable injury to the Buyer and the remedy at law for any such violation may be inadequate; and (b) the parties further agree that if Seller violates this Agreement it may be difficult to determine the entire cost, damage or injury which the Buyer would sustain. The parties agree that, upon any such breach or anticipated breach by Seller, Buyer shall have the right, in addition to any other rights that may be available to it, to obtain in any court of competent jurisdiction injunctive relief to restrain any such breach by Seller or to compel specific performance by Seller to cause Seller to effect the Closing after the affirmative vote of Seller’s shareholders approving the Special Resolution. The seeking or obtaining by Buyer of such injunctive relief shall not foreclose or in any way limit the right of Buyer to obtain a money judgment against Seller for any Damages to Buyer that may result from any breach by Seller of this Agreement. If this Agreement is terminated pursuant to Section 12.1 of the APA and the Fee, if payable, is paid as required by Section 12.2 of the APA, the injunctive relief provided by this Section 14.7 shall no longer be available.
     14.8 Risk of Loss. The risk of any loss, damage, impairment, confiscation or condemnation of the Assets or any part thereof shall be upon Seller at all times on or before the Closing Date. In any such event, Seller may either (a) repair, replace or restore any such property as soon as possible after its loss, impairment, confiscation or condemnation, or (b) if insurance proceeds are sufficient to repair, replace or restore the property, pay such proceeds to Buyer; provided, however, that in the event of damage to any substantial portion of the Assets, Buyer may terminate this Agreement with no penalty or liability to such Seller.
     14.9 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns; provided, however, that this Agreement or any right or part hereunder shall not be voluntarily assigned by either party hereto without the prior written consent of the other party hereto, except that Buyer may assign its rights and obligations hereunder to a wholly owned, direct or indirect, subsidiary of Parent; provided, that, if such assignment takes place, Buyer and Parent shall continue to be jointly and severally liable to Seller for any default in performance by the assignee.
     14.10 Expenses. Seller shall pay its own legal and other professional expenses incurred in connection with the Letter, this Agreement and the transactions contemplated hereby, including the cost of the real property reports and Transfers for the property set forth on Schedule 5.8, and including, without limitation, the expenses of legal counsel and accountants engaged by them and other expenses incurred by Seller in connection herewith and not expressly allocated hereunder. Buyer shall be responsible for expenses of legal counsel and other representatives and agents engaged by Buyer, the expenses of its due diligence review (including expenses of any building and machinery inspections) and other expenses incurred by Buyer in connection herewith and not expressly allocated hereunder.

     14.11 Further Assurances. Seller, on the one hand, and Buyer, on the other hand, at any time after the Closing Date, will promptly execute, acknowledge and deliver any further deeds, assignments, conveyances and other assurances, documents and instruments of transfer, reasonably requested by the other parties and necessary to comply with the representations, warranties and covenants contained herein and will take any action consistent with the terms of this Agreement that may reasonably be requested by the other parties for the purpose of assigning, transferring, granting, conveying, vesting and confirming ownership in or to Buyer, or reducing to Buyer’s possession, any or all of the Assets.
     14.12 No Third Party Beneficiary. Any agreement to perform any obligation or pay any amount and any assumption of any obligation herein contained, express or implied, shall be only for the benefit of the parties hereto and their respective successors and permitted assigns as expressly permitted in this Agreement, and such agreements and assumptions shall not inure to the benefit of any obligee, whomever, it being the intention of the undersigned that no one shall be or be deemed to be a third party beneficiary of this Agreement other than parties that may have a right to indemnification under this Agreement.
     14.13 Knowledge of Seller. For the purposes of this Agreement, language limiting any representation or warranty to the knowledge of Seller or to Seller’s knowledge or similar terminology shall mean to the knowledge of senior management of Seller after due and diligent inquiry of employees of Seller having responsibility in the area of the representation being so qualified.
     14.14 Internal Reorganization. Notwithstanding anything else contained in this Agreement, prior to Closing, Seller may, at its sole option, undertake a short-form amalgamation involving one or both of Nextron Corporation and Redhill Systems Ltd., subsidiaries of Seller (the “Reorganization”), and shall promptly provide written notice to Buyer of the completion of the same. To the extent the Reorganization is completed, the provisions of this Agreement and all ancillary documentation contemplated by this Agreement will be amended mutatis mutandis to reflect such Reorganization.
[Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

BUYER: POWELL POWERCOMM KO INC., a Canadian corporation
By:	/s/ Don R. Madison
Don R. Madison
President

PARENT: POWELL INDUSTRIES, INC., for the sole purpose of agreeing to the provisions of Section 1.7 applicable to Parent and Article 9
By:	/s/ Don R. Madison
Don R. Madison
Executive Vice President and Chief Financial Officer

SELLER: POWERCOMM INC., an Alberta corporation
By:	/s/ Wayne R. Rutherford
	Name:	Wayne R. Rutherford
	Title:	President and Chief Executive Officer